Mark A. Kersey

Chief Executive Officer

High Desert Holding Corporation

865 Tahoe Blvd., Suite 302

Incline Village, NV 89451

VIA EDGAR

Mr. John Reynolds

Assistant Director

Office of Beverages, Apparel, and Mining

Securities and Exchange Commission

Washington, D.C. 20549

ail Stop 3561

December 12, 2016

Re:	High Desert Holding Corporation Amendment No. 1 to Registration Statement on Form S-1 Filed November 25, 2016 File No. 333-212527 SEC Correspondence (dated December 9, 2016)

Dear Mr. Reynolds:

Enclosed is the Pre-Effective Amendment No. 3 (this "Amendment") to the above-referenced initial Registration Statement on Form S-1 (the "Registration Statement"). The changes are made in response to the second comment letter from you to High Desert Holding Corp. (the "Issuer"), dated December 9, 2016 (the "Comment Letter"). The paragraph numbers below correspond to the numbered comments in the Comment Letter.

Cover Page

1.	We note your response to prior comment 2 and we re-issue our comment. Please disclose the offering price of the securities on a per share basis for both the company offering and the shareholder offering. Refer to Item 501(b)(3) of Regulation S-K. Also revise to indicate that the selling shareholders’ shares will be sold at a fixed price until the shares are quoted on the OTC Bulletin Board, the OTCQX, the OTCQB or listed on a securities exchange and thereafter at prevailing market prices or privately negotiated prices, if applicable.

Response: On the cover page (page 3), under the sub-header Prospectus, we inserted the following amended language to make the applicable disclosures in accordance with Item 501(b)(3) of Regulation S-K:

“This prospectus relates to the issuance and sale of up to 6,500,000 shares of common stock, $0.001 par value per share at an offering price of $0.20 per share, of High Desert Holding Corp. and to the resale of up to 3,500,000 shares of common stock that may be sold by the selling stockholders identified in this prospectus from time to time, at a fixed price of $0.20 per share until the shares are quoted on the OTC Bulletin Board, the OTCQX, the OTCQB, or listed on a securities exchange and thereafter at prevailing market prices or as privately negotiated, as applicable; for an aggregate offering of 10,000,000 shares of common stock. These selling stockholders, together with their transferees, are referred to throughout this prospectus as “selling stockholders.” We may receive up to $1,300,000 in proceeds from the sale of our common stock in this offering if all 6,500,000 newly issued shares are purchased by third party investors. The Company will not receive any of the proceeds, totaling $700,000, if the selling stockholders identified in this prospectus sell all of their shares at a fixed price of $0.20 per share.”

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Offering Summary

2.	Please revise to indicate the price for the 6,500,000 shares of common stock being offered by the Company.

Response: The Company revised this disclosure to include the price per share in the offering summary in the Offering Price as follows:

“The 6,500,000 new shares are offered at a price of $0.20 per share. The shares may be offered and sold from time to time by the selling stockholders and/or their registered representatives at a fixed price of $0.20 per share until the shares are quoted on the OTC Bulletin Board, the OTCQX, the OTCQB, or listed on a securities exchange and thereafter at prevailing market prices or as privately negotiated, if applicable.”

3.	We note your statement under the Offering Price section that “the shares may be offered and sold from time to time by the selling stockholders . . . at prevailing market prices or privately negotiated prices.” Please revise to indicate that the selling shareholders’ shares will be sold at a fixed price until the shares are quoted on the OTC Bulletin Board, the OTCQX, the OTCQB or listed on a securities exchange and thereafter at prevailing market prices or privately negotiated prices.

Response: Please see the applicable amendments made as noted in Response 2.

Risk Factors

We are controlled by our management and affiliates, page 9

4.	Please revise to also indicate the percentage of common stock beneficially owned by management, directors and affiliates after the company offering is complete.

Response: We inserted the following language at the end of the above-referenced risk factor:

“If we are successful in selling all of the 6,500,000 shares contained in this offering to non-affiliates; our management, Board and affiliates would beneficially own and vote approximately 80% of the shares outstanding subsequent to completion.”

Terms of the Offering, page 13

5.	We note your response to prior comment 5. However, we note that on page 13 you state that your “shares may be sold to purchasers from time to time directly by . . . the company.” Please revise or tell us how the company’s offering of securities from ‘time to time’ complies with Rule 415 of Regulation C. We may have further comment.

Response: The language "from time to time" has been stricken, as it was not intended to be included in that sentence.

Management’s Discussion and Analysis of Financial Condition, page 15

6.	We note your response to comment 16 and Exhibit 99.1. Your disclosure states that your Kibby Flats property consists of 12 lode claims however your Exhibit 99.1 lists 10 KF claims. Please advise.

Response: We amended the disclosures throughout the document to be consistent with those listed in the Exhibit 99.1, indicating that there are 10 claims associated with Kibby Flats.

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7.	We note your response to comment 20. It appears your revised disclosure includes the average grade of all samples instead of the weighted average grade. Please advise. Additionally include the type of sample and the weight/length of each sample in your Exhibit 99.3.

Response: We revised the disclosures to eliminate the reference to weighted average since the Exhibit provides the averages on a simple basis. We also eliminated specific references to the labs that performed the historic assaying and inserted disclosures associated with the need for further sampling and assaying.

8.	We note the revised disclosure that assays of the samples were performed by three named labs and the lab names also are listed at the top of Exhibit 99.3. If you retain the names of the labs in your filing, please file a consent of expert from each lab as an exhibit to the registration statement. The consents should agree with the information attributable to them and consent to being named in the prospectus.

Response: We eliminated the specific reference to the assay labs as noted above and to the reference in Exhibit 99.3.

Certain Relationships, Related Transactions, and Directors Independence, page 25

9.	We note your response to comment 30. Please advise us if you plan to use proceeds from the offering to repay the loan to Mr. Weigel and the administrative and travel expenses to Mr. Kersey.

Response: We have inserted supplemental language related to paying the obligations due to Mr. Weigel and Mr. Kersey from the proceeds of this offering as follows:

“We have not entered into any formal agreement with Mr. Weigel and Mr. Kersey to pay the obligations due them with any applicable proceeds from this offering, as of the date of this filing. Neither Mr. Kersey nor Mr. Weigel has made any demand to be repaid associated with this offering.”

In addition, the use of proceeds detailed in the registration statement does not account for or implicate any repayment of the obligations due to Mr. Weigel or Mr. Kersey.

Recent Sale of Unregistered Securities, page II-1

10.	We note your response to prior comment 36 and reissue the comment. Please include the information required by Item 701 of Regulation S-K for each sale of unregistered securities. For example, we note that you do not identify the purchaser or class of persons for each transaction. Also indicate the facts relied upon to make the exemption available for each sale.

Response: We note that the first paragraph under Item 15, Recent Sale of Unregistered Securities, accurately details the categorical representations made by every purchaser of unregistered securities in private transactions pursuant to Section 4(a)(2) and Rule 501(a) of Regulation D since the Company's inception (i.e., that every purchaser was an accredited investor). However, we revised that initial paragraph to also state: "The Company maintains accredited investor questionnaires for each purchaser of unregistered securities from the Company." These are the facts relied upon by the Company to make the exemption from registration available for each private sale of securities.

We also note that the circumstances giving rise to the sale of said securities are accurately stated with respect to all share issuances made in exchange for real property interests and equipment, for consulting and directors fees, and for cash. However, we have revised the subject disclosures to indicate whether each purchaser was an affiliate or non-affiliate. Accordingly, we believe the revised disclosures adequately identify the "class of persons" for each transaction in which unregistered securities were purchased. We also respectfully maintain the position that the names of individual shareholders are not required to be disclosed pursuant to Item 701 of Regulation S-K.[1]

[1]        See Paragraph B.1. of SEC Final Rule 34-37801 (Oct. 10, 1996), stating that "Item 701 would continue to provide companies with an option to describe the person or persons to whom the securities were sold by class (for example, to an accredited investor), as opposed to the names of individual investors."

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Exhibits

Subscription Agreement – Exhibit 10.1

11.	We note that the Stock Purchase Agreement states in the representations and warranties of the purchaser section that “Purchaser hereby acknowledges that the Shares have not been and are not registered under the Securities Act of 1933, as amended, and that the Shares shall not be transferred or sold except . . . .” It appears that the purchasers will be subscribing to shares being offered pursuant to the registration statement. Please revise the Stock Purchase Agreement or advise us as appropriate.

Response: This language has been stricken to eliminate any implication that the subject shares will be offered pursuant to an exemption from registration, since they instead will be offered pursuant to the instant registration statement, once effective.

12.	We note your response to prior comment 40 and reissue the comment. Please revise Mr. Kersey’s title to indicate that he is your principal accounting officer.

Response: In our previous filings, Mr. Kersey’s title of Principal Executive Officer and Principal Accounting Officer were included in one signature line. We have amended our filing to include separate signatures for Mr. Kersey as Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer.

Sincerely,

Mark A. Kersey,

President

cc: Patrick Ogle

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